CLAUDIA J. ZAMAN ATTORNEY AT LAW
27430 Riverside Lane
Valencia CA 91354
(661) 287-3772
(818) 475-1819 Facsimile

December 27, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Claire Erlanger, Division of Corporate Finance

Re:	Crown Partners, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 17, 2007
File No. 033-11986-LA

Dear Ms. Erlanger:

In response to your letter of July 24, 2007 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in the Form 10-KSB. For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-KSB for the year ended December 31, 2006

Consolidated Financial Statements

Notes to Financial Statements

Note 6: Settlement of Liabilities

1. We note from your response to our prior comment 2 that you will restate your 2005 and 2006 financial statements and amend your Form 10-KSB for both years accordingly. Please file the amended Forms 10-KSB as soon as possible.

RESPONSE:

Although we initially believed that this was a related party transaction, further investigation has shown that this gain relates to a non-refundable deposit from Wayne Bridges, LLC (WBL) in connection with the proposed acquisition of a subsidiary of Crown. The acquisition never transpired and the deposit was forfeited pursuant to the Stock Purchase and Sale Agreement (see exhibit 1 to this response). WBL was not a related party and is not a related party now. Consequently, the financial statements and disclosure in the financial statements are accurate. We will revise our MD&A disclosure in future filings to clarify this transaction. In addition and because the accounting for this transaction was correct, no restatement is deemed necessary.

Note 8, Shareholders' Equity

2. We note from your response to our prior comment 4 that the shares issued as compensation to employees and outside consultants are recorded at the fair market value of the stock as measured on the date or dates the services were rendered. Please note that stock compensation issued to employees should be measured based on the fair value of equity instruments at the date of grant. Please explain to us if your policy to measure the fair value of stock compensation to employees on the date services were rendered differs from measuring the fair value on the date of grant. If so, please revise to conform your accounting for these share-based transactions to comply with paragraphs 15-16 and 21 of SFAS No. 123R.

RESPONSE:

We will revise future filings as follows:

Crown Partners, Inc. issues stock as compensation to employees and outside consultants for services rendered.  The cost of employee and consulting services received in exchange for equity instruments, including stock options or warrants, are measured based on the grant-date fair value of those equity instruments. That cost is recognized as compensation or consulting expense over the requisite service period (often the vesting period). In addition, stock issued for the extinguishment of liabilities is measured at the fair value of the stock on the date of settlement.  Gain or loss in the settlement of third-party liabilities is recorded as a non-operating gain or loss.  Loss on the settlement of related party liabilities is recorded as compensation expense in operating expenses.  Gain on the settlement of related party liabilities is recorded as additional paid-in capital.

Note 12, Sale of Equity Investment

3. We note from your response to our prior comment 5 that you recorded the NHT common shares received in 2005 at zero cost so when you sold the shares you recognized all the proceeds as income. Please explain to us why you believe it was appropriate to record the NHT common shares received in 2005 at zero cost and explain why the 905,438 shares received were not part of the sale of your 29% interest. As part of your response, please tell us why the shares were issued to you and describe the nature of any consideration exchanged for the shares. It appears from your disclosure in Note 12 that these shares should be accounted for as consideration received for your sale of your 29% ownership. Also, as previously requested, please tell us how you calculated or determined the amount of gain to be recognized in 2006 upon sale of these shares (both the 905,438 shares received in 2005 and the 22,800 shares retained) and tell us where that gain is recorded in the statement of operations. Additionally, we note your disclosure that the gain is inclusive in the "net profit" line in the statement of cash flows. Please note that gains should be presented in the statement of cash flows as an adjustment to reconcile net income (loss) to cash provided by (used in) operating activities. The cash received for the sale of an equity method investment should be presented separately as a cash flow from investing activities. Please revise accordingly.

RESPONSE:

The 905,438 shares that were received by Crown from NHT were, as you point out, part of the consideration received for selling our 29% ownership of NHT.   However, the NHT shares were thinly traded and were restricted for a period of one year. Further, at the time of this transaction, there was substantial doubt about NHT’s ability to continue as a going concern. Consequently, we determined that the shares had a zero value, even though the quoted price of the stock was $2.00 per share at the close of the market on December 31, 2005. We believed, at the time, that this treatment was appropriate.

The gain that was recorded in 2006 was gross proceeds, less debts assumed ($57,894), less costs associated with selling the stock ($1,240).  We understand that the net gain of $440,866 should have been split out in the Statement of Cash Flows as cash used in operating activities and cash received from investing activities; going-forward we will ensure that all such transactions are disclosed appropriately.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CLAUDIA J. ZAMAN ATTORNEY AT LAW

/s/ Claudia Zaman

CLAUDIA J. ZAMAN

/CJZ
cc:	Crown Partners, Inc.
LBB & Associates, Ltd., LLP
Malone & Bailey, PC